UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 7, 2021 (June 30, 2021)

Open Props Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-1775277
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

12816 Inglewood Avenue #637
Hawthorne, California 90250

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A:

Props Tokens

Item 9. Other Events

Defined terms in this filing shall have the same meaning as such terms have been given in the offering circular of Open Props Inc. (the “Company”) dated and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 30, 2020 (the “Offering Circular”), as it may have been or may be amended or supplemented from time to time.

During the second quarter of 2021, users of Props Apps completed in-app activities that resulted in 10,107,574 Pending Props being recorded for them. As described in the Offering Circular, Pending Props are provisional accounting entries until the user completes certain minimum steps in order to receive Props Tokens in their digital wallet. The necessary steps are described in the Offering Circular.

In addition, during the second quarter of 2021, the Company distributed 8,402,677 Props Tokens with respect to Pending Props that had been recorded with respect to users during the final two quarters of 2019, all four quarters of 2020 and the first two quarters of 2021, and to Props Apps and Oracles.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN PROPS INC.

Date: July 7, 2021	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

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